Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: November 21, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSCRIPT OF A MEETING WITH

ANALYSTS HELD ON NOVEMBER 19, 2003.

Air France – 2003-04 First Half Results

Analyst meeting – London, 19 November 2003

Opening Remarks – Jean-Cyril Spinetta, Chairman and Chief Executive Officer

Good afternoon; nice to see you again. I would like to welcome everyone listening to us today. As you know, this may be one of our last roadshows for Air France alone because we recently signed a merger agreement with KLM, but I will go into that later.

Our financial results for the second quarter reflect the very sluggish economic climate, especially in France, as can be seen from the number of bankruptcies in the French air transport industry, including Air Littoral, Aeris, Euralair and others. This situation, as you know, was compounded by the very high fuel prices and by a very slow recovery of our activity in Asia after the SARS epidemic. After a very bad first quarter, due to the Iraq war and the SARS epidemic, we saw signs of improvement at the end of June and in July. At the time we wondered if this was the beginning of a real recovery or simply a short rebound after a very poor first quarter. Unfortunately, this positive trend faded out at the end of August and especially in September, which was a disappointing month. On the other hand, traffic and yield picked up in October and November, but we are still wondering if this recovery is here to stay. This is the first time in my experience that I have seen such a volatile period with no stable trend. All these factors are reflected in the results we are announcing today.

Even though our turnover dropped 5.5% for the full half-year, which is not such a bad result given the circumstances – especially the currency impact – we posted an operating profit of €87 million. As you may remember, we made a slight operating loss in the first quarter of €30 million. The second quarter was better with €100 million of profit, in line with our forecast.

Activity – Pierre-Henri Gourgeon, Chief Operating Officer

5.5% Drop in Turnover (-1.0% at Constant Currency)

Our turnover dropped by 5.5%. This is a consequence of the SARS effect, the post-Iraq conflict, the air traffic controllers’ strike during the first quarter, and the currency variation. Correcting for currency, the drop is only 1%. The drop is the same in Passenger, 5.5%. It is a little more in the Maintenance area, demonstrating decreasing activity amongst other competitors – ‘Maintenance’ represents the turnover figure we have with other airlines for maintaining their aircraft.

Passenger activity: recovery in 2nd quarter…

In identifying the main variations of the two quarters, the first quarter was very much decreased in all three parameters, including available seat kilometres (ASK), but even greater in traffic – the traffic drop was significant – and also in revenue, which was very negative even after correction for the currency effect. In contrast, the second quarter is positive. The net result is nearly zero for the three parameters: +0.7% for capacity, -0.5% for traffic, and -1% for revenue. The revenue has been corrected for currency effects to give a better understanding of what is going on.

… in a Fragile Economic Environment

There is an extremely strong variation in the two quarters, even though the total figure for the first half is nearly zero. The SARS effect was very strong in France, not because we have a special sensitivity to the disease, although we were the only country in Europe, I think, where we had a doctor who died from the disease. However, as a result of this we had very strong pressure from the sanitary authorities in our country telling people not to fly to Asia. Thus, we saw a very sharp decrease in our load factor – much more than Lufthansa had, or British Airways – because we had too strong a reaction. The air traffic controllers also had a significant effect.

In contrast, the second quarter started well. After mid-June we had a kind of recovery and in July we were quite happy. However, this lasted only six weeks and from mid-August things were declining to quite a weak market in September; September was disappointing. The September figure is already corrected by the first figure we have on traffic for October, where the load factor is getting better. The

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November figure is also increasing with a slight positive effect on the load factor, so things may be recovering now. Also, when we look at the various areas in terms of activity, we see, for example, that the North Atlantic has been doing better in the last few weeks. This is probably a consequence of the growth in the US economy.

Resilience of Long-Haul Network

The long-haul network shows the same figure as before, but with greater variation both down and up. For the total six months we had a decrease in the load factor by 1.2% compared with last year, although the final figure for the load factor is more or less the same, or a little better, than a year ago. One thing that is worth mentioning is that it was only in October – just a few weeks ago – that the Asian situation got completely back to normal compared with previous figures, even though in October we had a slightly negative effect on Asia figures. SARS had a long effect on our activity, but now it is behind us.

Signs of Recovery on Medium-Haul Network

The medium-haul network was very depressed at the beginning of the year, even before SARS and the Iraq conflict, owing to the psychological effect of the coming Iraq conflict, which had a great effect on the medium-haul network in Europe. Now it is back to positive figures, with growth in ASK and growth in traffic at the end of the period and especially in October, which was better than September. Nevertheless, the true story is that the yield has not come back and it is significantly different from what it was previously. With this in mind – and the Chairman will talk more about it – we have decided to adapt and modify our product, creating a new product offering on the medium-haul network, with new densification of aircraft, simplification of products and modification of the fare grid for the next year. This will improve the economy of the European network.

Strong Performance on Domestic Network

The domestic network is back to very good figures. You will remember that in April 2002 we suffered a very strong attack from Air Lib as a new low-cost carrier over a very significant part of our domestic network. This had a very strong direct effect on our revenue; we were very sensitive to this attack. We reacted by trying to present our product and our fares in such a way that would better answer the fact that the customers are more price-sensitive than they were before, a change of behaviour probably reflecting the economic downturn. As a result of that, we recovered very significantly from October. This probably accelerated the end of Air Lib, which came to a stop in February this year. Our unit revenue is now back to very correct figures, even if Air Lib were replaced by easyJet or Aeris. Aeris is now out of the game and easyJet is competing strongly with us. However, they have to take care of their results and they cannot do a stupid thing like, unfortunately, Air Lib was forced to do. The combination of a greater number of economically-sound competitors and very significant approval of our answer to consumer demand is that we now believe we have a good way to defend against competition from low-cost on the domestic network. I say ‘low-cost’ so I should add TGV, the high-speed train, which is our most dangerous low-cost competitor.

Resilient Net Unit Revenue

Looking at the unit revenue and the yield for the whole company, it is very difficult to read the figures mainly due to the currency effect. The immediate gross figure is negative by -6.2%, which is horrible. With the currency effect being 4.6%, we are back to something that is -1.7%, which can be explained by the first quarter, which was very low. Then, if we take into account the variation of the network, the balance between long-haul and medium-haul, we have -1.2% to absorb, and we are left with a net evolution of revenue by ASK of -0.5%, which is quite good when one remembers the special situation we had to sustain during the first quarter. Correcting by the load factor you reach the yield evolution, which is +0.7%. This is just another way to say that our priority throughout the crises of the last two years has been to try to protect the yield and to avoid entering into a fare war by any means. It is not always possible to avoid this completely, but we did the most we could to avoid it, and in protecting the yield we protect most of our economy.

Sales Performance by Network

To get a better view of the yield as it is in the various areas, one can compare the evolution of traffic versus revenue and the difference gives you an idea of the evolution of the yield.

After correcting for currency effects, in North America we could not completely protect the yield, which was down significantly. The revenue went down after correction for currency effects by 5% when the

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offer was nearly zero or positive. We had to sustain a very significant attack on fares from US Airlines mainly on the North Atlantic; we had very low prices during the summer, for example. We think this is now over because demand is growing very rapidly on the North Atlantic. We will probably have better figures for the ongoing quarter.

In Latin America the recovery is very significant, although there is a slight decrease in yield. If we were giving the value of the load factor, that would correct it – we had a load factor increase, in fact. This means that revenue per ASK was improving anyway.

In Asia, even through the crisis, we decreased the capacity as much as we could so that we could protect the yield. That is the reason for the two figures being parallel, with even a slight improvement in yield.

The yield also went up in Africa and the Caribbean/Indian Ocean.

In Europe, as I said, the yield was down. That is the reason why we want to engage in significant re-engineering of our European product and European grid fares.

We were very positive in domestic.

The result of all this is -0.5% in traffic, which is close to zero, and minus 1% in revenue. Thus, it is balanced between very different figures that can compensate each other.

Cargo Activity

We did not have a good year in Cargo activity. Cargo also suffered from the crises and activity is also certainly suffering from another effect: we are based in Europe so we are more sensitive to export than import in Europe. Similarly, our Asian competitors are more sensitive to export from Asia than import to Asia. With the euro going up very rapidly, exports from Europe went down, creating a weakness in market demand. This translated into a significant decrease of the load factor and a decrease in traffic, even after a slight decrease in capacity. Although the good season for this business is now coming, with a peak in December, it will not translate into good market resistance like it has before, probably because of this effect.

In looking at revenue per available tonne kilometre (RATK), the gross change is minus 2.6%. The currency effect is significantly higher than for Passenger because it is a fully international activity and a fully long haul activity. Thus, there is 6.4% of correction, which leaves a positive gross RATK after correction for currency effect. However, differing from the Passenger activity, the currency effect is not positive for the economy, which means that we have more revenues and costs in dollars, for example. When we have this kind of currency effect it has a negative effect on our balance sheet. Therefore, you will see that we also have a slight decrease in the performance of the Cargo activity.

On-Time Performance for Improved Productivity

Regarding our on-time performance over the last five years, we have regular growth although it varies a lot through the seasons. We have made something like 10% improvement through those five years, and now we are more or less at our goal of 83%.

Departure Time and Arrival Time Performance

Something that is worth mentioning is the gap between on-time performance on arrival and on-time performance on departure. The gap between departure time performance and arrival time performance was up to 6-8% five years ago; it is now close to zero.

Pilots’ Agreement

This improvement is due to a number of factors and the work we have done on punctuality. However, certainly the last part of this improvement, which is very visible in the last six months, is probably a consequence of our new agreement with the pilots. We have modified the pay scheme in such a way that pay is now independent of the real flight time; it is calculated from the planned flight time. Whether the flight is short or long, it does not really have an effect on pilots’ remuneration. This was not the case before when they were trying to recover the delay through the reduction of the flight time and they were working against their pay, which is not the best incentive one can imagine. At the same time, the agreement will not only improve customer satisfaction, but also decrease the number of missed connections and the volume of missed luggage, whilst also improving efficiency and decreasing costs. Therefore, this is providing an improvement in productivity and we will see this result growing in months or years to come.

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Financial Results – Philippe Calavia, Chief Financial Officer

Second Quarter Results

Let me begin by summarising the key figures for the second quarter. As we have already said, our turnover dropped by 1.6% to €3.2 billion, after a 9.2% decrease in the first quarter. Excluding currency effects, our revenue would have grown more than 2% during the second quarter. Operating expenses also showed a slight decrease, which I shall analyse in detail in a moment. This yields an EBITDA of €540 million, down 7% compared with last year, and an EBIT of €100 million, compared with €159 million last year. Our net interest charge remained stable at €22 million. This reflects perfectly the tight control we have over our net debt. Our consolidated pre-tax income was €84 million versus €111 million at this stage last year. Finally, after a tax charge of €36 million, our net income stood at €48 million compared with €55 million.

First Half Results

Turnover declined by 5.5%, or 4.5% excluding currency effects. Operating expenses, at €6.1 billion, also declined by 2.8%. Consequently, EBITDA came to €946 million, or, in other words, an EBITDA margin of 15.3%, against 17.8% last year. Our EBIT came in at €87 million owing to the €13 million loss in the first quarter. In other words, the margin was 1.4%, against 4.1% last year. To say just a few words on the EBIT margin, when you benchmark the EBIT performance of different airlines it is necessary to take into account the different parts of aircraft and their operating requirements. We are penalised by the larger part of our fleet and our operating routes. If we adjust this item on the operating business and if we split the value between an equivalent depreciation and an equivalent net interest charge, we lift our performance, giving an adjusted margin for the first half-year of more than 3%. The second quarter net interest charges remain much the same as last year, at €51 million. After a tax charge of €32 million, our net income amounted to €52 million, compared with €202 million. This gap of €150 million consists mainly of the difference in performance during the first quarter as the difference in performance during the first quarter represents €143 million out of €150 million.

Seasonality

I would also like to draw your attention to the seasonality of our activity. Usually the first quarter gives better performance than our competitors, with the second quarter giving lower results than our competitors. This is mainly due to the fact that the domestic traffic sector is higher at Air France than at other European airlines, generally speaking. In the second quarter, especially during August, the traffic is low with very few business travellers and, generally speaking, not a good yield. Unfortunately, this year, the first quarter was more affected by the general context than the second quarter and may be one of the reasons for the drop in our operating performance on the first half results.

2.8%-Reduction in Operating Expenditure

Operating expenditure for our first half-year declined by 2.8%. The 5% increase in staff costs comes from a slight rise of 0.8% in headcount and mainly from a calendar effect due to an earlier increase in payroll this year. All the other operating expenditures, excluding labour costs, decreased by 6.2%.

Fuel expenses, for instance, went down 3.4% due to the effect of a 1.9% reduction in consumption and a 15.8% drop in the value of the dollar, partly offset by the rise in the cost-per-barrel. For the current half-year we have hedged approximately 75% of our consumption, and at an equivalent barrel price, given current market conditions, of approximately $23 per barrel.

Maintenance costs also significantly decreased by 26%, which reflects a reduction in flight power, not only of our own fleet, but also of our customer airlines. It is also due to the ending of Concorde operations. You will remember that the maintenance costs of this aircraft were weighted on our operated costs. Finally, of course, this reduction is also due to the drop in value of the dollar.

Operating-leases expenditure also substantially decreased, by 11%. The number of aircraft with operating leases was stable. This expenditure is delineated in dollars and the stable dollar currency effect can be read in the percentage. It is also a reflection of the lower rentals for the new contract.

Selling costs showed an 11% decrease due to two or three factors. First, a decrease in turnover and consequently in travel agent commissions and Global Distribution System (GDS) charges. Second, a

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decrease in commission rates negotiated by the company all around the world, but especially in France. You may remember we signed a new agreement with our travel agents’ organisation for a decrease in our commission in French domestic market as of 1 January 2003. Third, the decline of the selling costs is also a consequence of the savings we made in advertising expenses decided at the outbreak of the Iraq war.

The last thing I would like to underline with respect to operating expenditure is that this 2.8% reduction consists of a 1% decrease in the charges outside the control of the company, namely, fuel, navigation and airport fees, security costs, insurances and taxes. Therefore, we saw a 1% decrease in charges outside the control of the company, and a 3% decrease in all other expenses within management control. Factoring out the currency effect, expenses outside the control of the company, which are much more exposed to the dollar – fuel, fees and insurance are all delineated in dollars – grew more than 8%. In contrast, the more manageable charges remained more or less stable, with only a 0.1% increase.

Unit Costs under Control

As a consequence of the reduction of 2.8% in our operating expenses, our unit costs for the first half-year fell by 2.1%. This was due to a favourable currency effect. If we exclude this effect, and if we also exclude the impact of the increase in fuel price, our unit cost increased slightly.

Quarterly Unit Cost Trend

This is mainly due to the reduction in activity during the first quarter. Under the same assumptions – excluding currency and fuel price impact – unit costs increased by 2.2% in the first quarter and fell 0.8% in the second quarter.

Operating Income Before Aircraft Disposals by Sector

If we take a closer look at the operating income by sector, before aircraft disposals, the Passenger segment suffered most from the economic downturn; operating income shrunk from €234 million to €68 million. This figure breaks down into an €11 million loss in the first quarter and a €78 million gain in the second quarter.

The Cargo line of business has posted an operating loss of €8 million, which not that different from last year at just €5 million more. This loss is due in part to the seasonality of this activity, but mainly to the negative currency effect, which, unlike to the Passenger activity, went down to the operating level for this activity. Speaking more generally, the depreciation of the Euro against all of the other currencies had a negative impact on European exports, which drive our Cargo business.

Our Maintenance sector posted a substantial operating profit of €34 million, although this was less than the previous year’s figure of €42 million.

Downsizing Investment

Over the half-year, capex fell from €633 million to €484 million. Notably, this is a consequence of the postponement of aircraft delivery and of the emergency decisions we took at the beginning of the year. The €484 million of capex primarily concerned down-payments of €130 million. The overall operation is capitalised because, as you will remember, due to the new IAS16 accounting rule we now capitalise our overall cost of the aeroplane engine and measured components. This operation capitalised represents nearly €100 million. The figure also contains €100 million for purchases of spares. Moreover, the Group’s fleet was composed of 351 aircraft at the end of September, which is nine less than at 31 March 2003.

Capex for the first half-year was funded by operating cash flow and proceeds from aircraft sales. The negative changes in working capital requirements are weighted on our operating cash flow. This negative change is mainly due to a reduction in tickets issued annually, which results notably from a change in the behaviour of passengers who now buy their tickets much closer to the date of departure. We have some work to do by the end of the fiscal year to address this issue and find a solution to improve our working capital requirements.

Gearing under Control

As a consequence of all the issues discussed so far, our net debt, at €2.8 billion, fell slightly compared with the end of September a year ago, when it stood at 0.68, and also is a bit less than it was at the end of March this year.

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2.1 Billion Euros in Disposable Cash

Our available cash position also remained stable compared with both March 2003 and September 2002. This stability can be seen even if we compare this figure with our available cash position before 11 September 2001. This remarkably stable situation in our cash position comprises cash holdings of €1.1 billion, and a €1 billion credit line, which has not been drawn on.

Strategy and Outlook –Jean-Cyril Spinetta, Chairman and Chief Executive Officer

I said in my introduction we are working in an unpredictable economic climate. Under these circumstances what counts above all is to keep your costs down and to make sure you are reacting and adapting to the changing situation.

Performance 2003 Cost-Savings Plan…

Speaking of cost, it is important for you to know where we stand today. We are slightly ahead of the target we set in December 2000 and there is no doubt we will achieve our goal of saving €280 million, which was the target of the Performance 2003 Cost-Cutting Plan. We will be on target at the end of March 2004. The main cost-saving measures we have taken are to reduce commission rates, distribution costs and internal consumption, save on purchases, increase additional revenues, optimise employment rules and boost productivity in many areas.

… Backed Up by Contingency Measures

Of course, we have considered the current economic situation and we have not limited our ambitions to simply achieving the target of the Performance 2003 plan. At the beginning of March 2003, due to what would probably happen in Iraq, we introduced a new contingency plan that consisted of freezing all hiring and aggressively reducing our operating costs. We have saved €60 million in the first half-year from the beginning of February to the end of September this year. We have just decided to extend this plan for the second half-year and we hope to save another €60 million during this period from 1 October 2003 to the end of March 2004.

New Three-YearCost-Savings Plan

We are also working on a new cost-savings plan. As some of you may remember, the first cost-cutting plan was implemented from 1 April 1998 to the end of March 2001; the second was implemented from 2001 to March 2004; and the third one will take over from the Performance 2003 Plan that finishes next March. Like the two first ones, it will be a three-year plan. Our objective will be to reduce our unit costs by the end of the third year, i.e. March 2007, by 6%. We have already identified a large number of specific measures to improve productivity and competitiveness. As we did before, each manager will be accountable for implementing these measures. We will present this plan in more detail when we publish our full-year results next June.

Selective Winter Schedule

Our second priority is to be able to adapt rapidly to the changing environment. First of all, we have adjusted our flight schedule for this winter very cautiously. The overall increase in capacity is 3%, compared with the flight schedule we planned for last winter. Looking at the figures in detail, our capacity increase is very contrasted depending upon the region and the situation in different markets. For example, it is 4% less in the French Caribbean and 16% more in Latin America where we have very good results, especially in Brazil and also now in Argentina. In Asia the flight schedule is much the same, the only significant change is the opening of a new route between Paris and Guangzhou. In China in general in 2004, we will then be the only European airline to operate a non-stop service from Europe to Guangzhou. In the French domestic market we have increased capacity by over 7%. This figure takes into account the bankruptcies of many of our competitors. Also, this situation has reinforced our position in the French domestic market and I take this opportunity to say that our operations in the French domestic market out of Orly were profitable again.

New Air France Premium Product

We also focused on our products and services. We recently announced our new Business and First-Class products for long-haul flights. The first aircraft to offer these new products will be ready in December of this year. When we designed these two classes, First and Business, we took into

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account all the feedback from our customers. They represent a new concept in air travel because we are not only keeping our First Class, but upgrading it to new standards of luxury and privacy. We now have only eight seats instead of 12 in the same space we have today, which means 60% more personal space for the passenger. As for Business Class, we have completely changed the seat, décor and in-flight service. Customers will have a lie-flat seat-bed with 27% more personal space and their privacy is guaranteed by the structure of the seat. The seat pitch is now 61 inches instead of the previous 48 inches. Economy Class has not been left out either: there will be a new seat to come with the first Airbus 330-200 and a new colour scheme for the cabin. The total investment comes to €300 million over five years. Fifty percent of the seats will be fitted out with these new products at the end of summer 2004 and 90% at the beginning of the summer season 2005. It is obvious that we did not upgrade these products just to offer a more luxurious service, but also to obtain higher revenues and yield.

In addition, and I want to underline this point, this project, which will rapidly become a reality, will improve productivity and, therefore, boost profitability. I said that we have decided to maintain a First Class, but we have noticed that while there is still some demand for First Class, it is only to certain destinations. This is why we are only keeping our First Class on the Boeing 777-200 and the Boeing 777-300, and only on certain destinations. As we will be dropping First Class on more than 50% of our total long-haul fleet, we will have more space for Business and Economy and our overall seat capacity will increase by 2.8%. This is the equivalent of two long-haul aircraft in terms of seats, so we will not decrease the number of seats we offer, but increase it slightly – up 2.8% compared with the current situation.

European Market Overview

Speaking of Europe, last year I said that we had to change our European network, where we had difficult economic results. As you know, I said that we have to take into account the changing behaviour of customers, who increasingly in Europe, in my view, will be asking for low fares and, in return, will be willing to accept a simplified service. Up to now this need has been met by low-cost carries. To respond to the situation with decreasing yield, in summer 2004 we shall be proposing a new set of measures and a new set of fares.

Air France’s Response

We will be working on our ground product to obtain a more streamlined and efficient service. For example, fast-track procedures for business travellers. As part of this project a new generation of self-service machines for check-in and ticket sales will be deployed in Europe next year.

Regarding the in-flight product, we have worked on the segmentation of our routes by type of traffic. For example, on routes where the majority of passengers are leisure travellers we plan to offer two classes instead of three, a simplified Business Class and an Economy Class. In this way we will be simplifying and standardising our product. The effect of this will be a densified cabin, densified aircraft, and the reduction of our cost per seat kilometres.

Further, we will reduce sales distribution costs by channelling ticket sales through our sales website, which we have started to do and which will rapidly increase our market share.

Regarding fares, we will extend to our entire European network the new set of fares we have tried out on specific routes, such as Paris-Geneva, where we are in competition with easyJet, and Paris-Amsterdam, where we are also in competition with other low-cost operators. These trials proved very successful. The general idea here is to have a wider choice of fares depending on the flexibility required by the customer, with a progressive fare difference ranging from one to 10. These fares, of course, will be available to both business and leisure travellers.

Target: €100m in Annual Savings in Three Years

We will start implementing the first measures in April 2004. Our goal in terms of cost is to save an annual €100 million after three years, with €40 million in the first year, 2004-2005. Furthermore, the new fare scale will give us additional revenue, which is difficult to estimate precisely, but as they did in the French domestic market, we think these new fares will probably bring us additional revenues. However, we do not intend to stop there. Our aim is to restore completely and definitely the profitability of our European medium-haul networks. The first series of measures outlined above will considerably contribute to this goal, but I am convinced that the consumer will become more and more

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demanding when it comes to low fares. This means that identifying cost-saving areas must be an ongoing process and our teams are already working on this for the future.

Outlook for 2003-04

I said in my introduction that the current situation is rather unpredictable. For example, as Pierre-Henri Gourgeon said, after a good month in July and a good beginning in August, the end of August and all of September were disappointing. On the other hand, October was satisfactory, both in terms of yield and load factor, and the first two weeks of November largely confirm this trend. In addition, advance bookings for the end of November, December and January in long-haul are very promising.

Regarding fuel prices, which are still very high, we have hedged 75% of our needs for the second half-year at an average price of $24 per barrel. I will take this opportunity to say that we have already hedged 68.4% of our total consumption for the next fiscal year, 2004-2005, also at an average price of $24 per barrel. Lastly, as I have already said, we have launched another contingency plan, which will save us an additional €60 million in the second half of the year. All this enables us to maintain the target we announced six months ago for a slightly positive operating income, before aircraft disposals, for the full-year in spite of the current very difficult economic climate.

The Air France-KLM combination

As I said at the beginning of my presentation, the future of Air France lies in a new entity, which will be Air France-KLM.

Since announcing the agreement that we made at the end of September, things have progressed.

First, we signed a definitive agreement on the future merger on 16 October in Amsterdam. This definitive agreement was preceded by consultation with all the personnel representatives of both companies. The important thing here is that the Works Council of KLM accepted the forthcoming merger.

The next step is to obtain the agreement of the European and US authorities. This is also well underway: our teams started working with the European Commission departments immediately after 16 October to provide all the necessary technical data. As soon as this preliminary technical phase is over – and it is nearly over – we will file the agreement.

As you know, the European Commission will give us its answer within six weeks of filing. If this first deadline is too short, it will add a second and final time limit of four months, that is the European rule. Our aim is to try and obtain the Commission’s approval in the first six weeks.

We also have to file with the Department of Justice in Washington, in accordance with the Hart-Scott-Rodino Act, as you know. The preliminary phase for this filing has already started and everything is going according to plan. At this stage, I can see no obstacle in obtaining all the necessary approvals from both sides of the Atlantic. There has been some discussion in the press, especially in France, about difficulties on the US side. I can assure you these rumours are totally unfounded.

I would like to say a few words about the rationale behind our operations. I think everyone agrees that consolidation is necessary in Europe and that there is a contradiction between a European central market and the system of flag carriers. This organisation that is now totally obsolete. However, we all know that our business is not only rational, but also emotional; it is about people. Nothing is possible in terms of consolidation if it is not acceptable to the public, employees, and governments. Thus, I am totally convinced that the only way for consolidation to move forward is via the method we have chosen: one group, two airlines. In my view, there is no other way.

Three criticisms have been made of our operation.

First, that the two airlines will manage their businesses separately for three years and maybe more. Second, that we will not be reducing capacity. Third, that we have been too timid in our cost saving programme. Obviously, we have not been too clear about the management structure yet. Thus, first, I want to say that there will be a single management team with immediate effect. Everything concerning network development, pricing, investment – especially in the fleet – medium-term plans and the annual budget, alliances and partnerships, IT systems etc will be totally coordinated right from the beginning.

As for downsizing capacity, I totally disagree with the premise that because we are now one group, we have to reduce capacity. Why? I am absolutely convinced that air transport has huge development potential, especially in Europe, whilst the integration of different European economies will boost demand for air travel. The problem for Europe prior to 11 September, and it will be again soon, was

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airport congestion. Thus, combining two of Europe’s biggest airline groups will be an enormous asset. Moreover, our job is to manage networks and, in my view, consolidation means coordinating different networks. The synergies we will obtain in terms of costs and revenue will come, above all, from the ability of the two airlines involved to take advantage of each other’s position. Once again, the aim of this merger is to take advantage of the growth opportunities offered by the expanding European market and development of passenger traffic worldwide.

Speaking of synergies, the potential we have identified, between €400-500 million, has been criticised as ‘lacking in ambition’. I was a little surprised to hear this. The target of €500 million additional profit, which is greater than the best operating profits Air France has ever posted – €421 million in 2000 – is a very ambitious figure. In any case, I prefer to set realistic targets and meet them rather than the opposite. Of course, these synergies are in addition to the KLM restructuring programme, which is already proving successful as evident in the recently published second-quarter results.

The last criticism was the price we paid for KLM, which some considered too expensive. I only have two things to say about this. This operation will certainly show significant Goodwill. The figure has not been precisely quantified yet, but there will certainly be Goodwill. In that respect, due diligence carried out shows KLM’s pension funds are largely over-funded, which is a considerable asset.

In this kind of deal, there are always those for and those against. In June 2005, we will publish the first Air France-KLM joint results and I am convinced they will demonstrate the appropriateness of our strategy.

9/19

Questions and Answers Session

I know you said you would give further details on the three-year cost reduction programme next June, but I am going to try to get more from you now anyway. First, to clarify the target, you mention a 6% reduction in unit costs. As a simple question to start off with, could you clarify whether you mean a 6% reduction from where unit costs are now or from where you forecast them to be otherwise in three years?

Jean-Cyril Spinetta

The second part of your question

Okay. It is anyone’s guess, then, what that target really means. In general terms, can you just identify the main areas in which you see reductions in costs or, really, lower increases in costs?

Pierre-Henri Gourgeon

Yes, this figure represents a reduction in costs compared with the unit costs we would have if we just went straight on without working on improving our performance. It includes a number of activities we would do anyway without this kind of cost-cutting plan. For example, it includes what we said about the overhaul of our European short and medium-haul flights – the modification of the product and improvement of the profitability of the European network. It will also include the effect on the Air France account of the first phase of synergies through KLM, the ones we identify in the third year, which are in the range of €400 million. It will include other improvements too, such as the improvement of our ground operation, making better use of automation to facilitate passenger flows through terminals. It will include a lot of improvements we can make through different areas. This is recognition of the more demanding goal of what we have done in the past through our usual performance plan. We will ask all divisions – they have already been asked – to make a number of proposals to reach their own goal of reduction in unit costs.

Jean-Cyril Spinetta

Just one comment on this issue of costs, as you know, all airlines in Europe and elsewhere have tight control on part of our costs, but a large part of our costs are ones we simply have to bear, that is all. To take the situation of Air France after 11 September, we saw increases in the insurance and security fees we had to pay to national entities, such as air traffic control systems and airports in France and other countries. In 2002, we had to pay nearly €300 million additional costs owing to 11 September. Performance 2003 saved €280 million. If we had not implemented Performance 2003, which proved very successful, we would have had a very significant increase in our costs. The reason we have been able to stabilise our costs, if not reduce them, is the different cost-cutting plans we implemented in 1998 and 2001. Thus, in 2004, we will try to do something equivalent in trying to reduce our cost in terms of strategy, implementation and responsibility for those measures we can account for.

However, we do not know precisely the costs we will have to take into account because certain costs remain outside our control, such as fuel. I spoke of fuel in terms of our hedging policy, but we will also have to consider what we are paying in terms of fuel. There are many other costs that are outside our control.

Unfortunately, I do not think it is possible to get a precise picture on the cost comparisons between the different European airlines. Given the corrections you would have to make on the basis of the different networks, and trying to understand what these are, it is very difficult to appreciate precisely the cost per seat and the trends of costs per seat for each airline. In our estimation, our trend is not bad compared with others, but it is difficult to have a real and precise benchmark because of the difference between networks, including long, medium and short haul, and domestic activities etc.

What is certain is that our new plan tries to improve us in all areas of productivity and competitiveness where we have control on our costs. We acted successfully in 1998 and 2001 and we think we will do the same from 2004 to 2007.

10/19

I have selection of little questions. Hopefully, Philippe, they will all be one-word answers. How much was Concorde maintenance for a quarter?

Pierre-Henri Gourgeon

The yearly maintenance cost was more than €50 million.

Can you give us the currency impact in the quarter at the pre-tax level?

Philippe Calavia

Yes. In the first quarter, as in the second quarter, the currency impact is very, very low. The impact of the position of the euro is equivalent on cost and revenue sides. What we lost on the revenue side is a little more than offset by what we earn on the cost side. The impact is not material.

On capital spending, you deferred some planes. Do those come back? What is the capex for the next two years in euros?

Philippe Calavia

For the current fiscal year, we will do as we said six months ago. We will certainly post net capex of approximately €1 billion this year.

Next year, we will have to enter new aircraft into flight. Thus, we expect an increase in net capex. We expect net capex of €1.5 billion each year primarily because of phasing-in the 777-300 over the next two years.

On forward or advance bookings, is there any change in mix?

Pierre-Henri Gourgeon

We have seen a recovery in business seats, which is probably a result of those customers that shifted to economy class after 11 September shifting back. The result is an improvement in the yield we get from business class and a decrease in yield on economy class because these were full-fare economy-class seats. However, the total result is positive.

Jean-Cyril Spinetta

This is one of the stable trends we have had since the beginning of spring, or maybe slightly before. It remains stable, albeit a change. This return of business is the first positive sign we have seen in a long time. Although it is just a slight change, it is stable and confirmed in October and November.

Philippe, when discussing capex, you referred to €100 million in spares.

It is for our fleet and for our clients.

Each year, we capitalise €150 million of overall works.

So this is the capitalised maintenance. It is not buying engines just to sit in a hangar?

Philippe Calavia

It is not an expense; it is for our fleet and our customers. It includes engines. Of course, it also includes maintenance for our airline customers and not just our fleet. We have revenues for this: €250 million from our activities towards our customers.

We buy spare parts for the engines and sell our works.

On Orly, could you give us an update on your plans with respect to the slots freed up by Aeris? Second, Lufthansa are potentially starting a much more aggressive pricing campaign in cargo. What is your reaction? Can we expect a price war?

Jean-Cyril Spinetta

On the slots in Orly, Aeris have just gone bankrupt. Obviously, we asked for additional slots in Orly as we did recently after the bankruptcy of Air Liberte. It is not our decision. The authority that allocates the slots makes the decision and we await their decision. The only significant change is that easyJet is no longer a new entrant; it is now an A-company carrier like us because it has more than 5% of slots in Orly. This is result of applying the European rules on slots available. What is certain is that our operations out of Orly are profitable once again. You saw the figures for the first half of this year showing how the yield had improved significantly. We have reinforced our strategic position in Orly

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compared with the situation we had before with Air Liberte. At the end, Air Liberte was operating with 50,000 slots, and 70,000 the year before that. Now, there are only 30-35,000 slots operated by easyJet, Aeris, Volare and other low-cost carriers or traditional carriers, and they have all asked for additional slots. Thus, the competitive situation in Orly at the end of 2003 and in 2004 is completely different from the situation we had in 2001/02. When we commenced our full-year results 2002, we said that Air France’s strategic position in its domestic market has been restored for some years. This is not a stable situation in the long term, but it is relatively stable over the next few years. Of course, we will have to be very attentive and careful with respect to low-cost carriers, our new competitors, in our market. Nevertheless, the situation is now much better than in 2001 and 2002 in our domestic market.

I take this opportunity to mention that our regional subsidiaries, some of which had been in economic difficulties, especially those regionally aligned, have been positive in terms of operating profit in the first half—slightly positive, but positive nevertheless. Brit Air, Régional and CityJet have been positive to the tune of €8 million. For Régional, we lost €22 million in the first half of last year, but this year the loss was only €8 million. Thus, the total for regional subsidiaries is positive, and Régional is approaching breakeven in the first half. Thus, the situation is also restored, in terms of efficiency and profitability for regional subsidiaries. On the cargo side, with Lufthansa, I do not have any immediate answers.

Pierre-Henri Gourgeon

Often we see an aggressive attack from the other cargo operator and we try to refrain ourselves from decreasing our yield.

One clarifying question: you mentioned in your KLM-Air France discussion that you would coordinate pricing. However, in previous years you have also said you are not filing for anti-trust immunity on the North Atlantic. Do you need to coordinate pricing and anti-trust immunity on the Atlantic?

Pierre-Henri Gourgeon

There is no contradiction. When we say we will coordinate pricing, we will coordinate pricing, schedule, network, management, and everything. However, this is on the European side. The way the alliance works is mainly that, in Europe, the European partner is the leader for the pricing policy, and in the US, it is the US partner. For example, when working with Delta, Delta is in charge of pricing on the US market, from the US to Europe. The same is true for KLM in that they do not decide the pricing on the US market. Delta will drive the policy on pricing. From one respect to the other, we will react to United Airlines, and American Airlines, and so on.

As far as the US authorities, Delta and Northwest are authorised to code-share on the domestic market. They are not authorised to cooperate on pricing. The US authorities see that as a reasonable competitive situation. There will be no modifications. We will be in the same position on the North Atlantic as we are on the domestic market. It is surprising, from a first approach.

The fact that KLM and Air France are together and coordinate the pricing policy does not transfer completely to the situation between Northwest and Delta. We decided that we would not complicate our deal by asking, through our filing to the US authorities, for a modification of the anti-trust immunity (ATI) situation. It would have created delays and possibly obstacles. We are better staying as we are. However, we do not exclude the possibility of going back to it in one or two years. We may then ask them about the possibility of a common ATI, but that is another aspect. Whether it is a common ATI, or a parallel ATI, it will only have a marginal effect on the complete deal. It will not be all that important. The advantage of having a common ATI is that it will help simplify the situation, but it may not offer a huge economic advantage.

Jean-Cyril Spinetta

Some of you may be familiar with the horseshoe situation. We will have a horseshoe situation.

Pierre-Henri Gourgeon

We call it horseshoe because it looks like a shoe, but perhaps we invented the word for this application.

12/19

I have a question on the network and your simplified European product. KLM started to take measures to do a very similar thing, separately. They seem to have had a measure of success, certainly in low factors, on European routes. How does your proposal differ from theirs? Is there a material difference? Have you noticed any differences relating to different route networks that they have taken that you would perhaps adopt after the merger, and vice versa? Secondly, I have some technical questions. The salary increase of 6.4% has been notable in the second quarter. My understanding is that it is driven largely by the pilot’s wage agreement. It was lumpy in summer and will be in the winter period as well, after which it evens out slightly as the catch-up payments, which are quite significant, then flatten. Can you confirm what the profile is likely to be on that? Finally, can you confirm, how the €60 million catch-up cost programme actually fits into the Performance 2003 review?

Jean-Cyril Spinetta

It is additional.

Is it completely additional so you do not have that much left to go on that? You will reach the target of €280 million plus €60 million?

Jean-Cyril Spinetta

Yes.

Pierre-Henri Gourgeon

However, it is slightly different. When we talked about the immediate saving plan, for example, we decreased very significantly the advertising expenditures, taking the risk of less visibility for customers, but having the money. That does not mean this is a definite situation where we will stay. It is a one-time saving in one fiscal year that will help us to reach our goal. It does not mean that it is definite. On the performance in 02/03, you have an improvement of performance, which is normally stable in the future, once you have modified the process and increased the productivity on such and such a thing, you keep it; it is not just a temporary saving. For example, this year we have saved, divided by two or three, the expenditures on consulting, as have our colleagues. It does not mean that it will remain that way for a few years. Perhaps in a year or two from now, we will increase it again because we will have need of consulting expenditures. You should not expect the savings to stay at this level for the years to come.

Jean-Cyril Spinetta

On your first question regarding European products, we had no coordination with KLM at all.

Pierre-Henri Gourgeon

Of course we did not because it is not possible. We are waiting for the agreement from the European Commission so that we can exchange information, and prepare what will happen after the approval. However, we are not allowed to speak together yet.

On the change of the European product, KLM and Air France worked separately. However, obviously, we came to the same conclusions, in terms of products, as we have the same European customers. Their behaviours change equivalently in France, the Netherlands, Germany, and in the UK.

We think that, in terms of load factor and fares, we will probably have things that are already very close. I do not know precisely what they are doing at KLM, but the same principles are likely to be applied owing to the behaviour of customers. The example we had, on Paris-Geneva and Paris-Amsterdam, the routes where we tested the new fares, show that in terms of load factor and profitability, we have an improvement in applying these new fares and principles. We will probably have to better coordinate with KLM once the approval has been obtained from the European Commission and the US Department of Justice, but it is not yet done.

In terms of wages, the exact amount for Air France only is 4.7%. The figure for the group is 5%. That includes, of course, the 2% increase in wages in 2003/4 for all of our employees as well as the impact of the agreement we signed with the pilots in April 2002, which was approved, after a referendum, in June 2003. Therefore, this agreement has an impact on the first-half results. Even though it was only approved in June, it had an effect that was applied in August. It was negotiated and signed in April. The referendum was organised with the pilots in June. We had to wait for the results of the referendum to decide to implement the agreement. Therefore, there is a retroactive impact from the effect of this agreement that has been important in the second quarter. Moreover, we decided to have for all the Air France employees, except pilots, a very modest premium or bonus, which is not included

13/19

in the salaries, and it was a specific bonus of €150. It had an impact on the first half, and was implemented in the first half.

Your third question was about the agreement with the pilots. There will be another impact in terms of additional costs. This will be in November. We have decided to disconnect the salaries from the time of the flights. We have a fixed period of time for each flight, which is planned. Even if the flight is longer or shorter, it is the equivalent amount for the flight, according to what was planned. It will have an impact in terms of wages and costs that is difficult to appreciate in the second half, in November. On the other hand, there is a very positive impact in terms of on-time performance. The agreement was signed in April and concluded in June. Our pilots now have equivalence in on-time performance between arrivals and departures. It is a real improvement in terms of costs for the company.

Jean-Cyril Spinetta

After that, the contract with the pilot is such that, after two years, they will just get the effect of inflation to a point.

Pierre-Henri Gourgeon

Therefore, in 2004 and 2005, for the two full financial years, they will only have this.

Three questions, if I may. You mentioned in your presentation that your winter capacities will be going up by 3% versus your original plan for winter last year. I assume your plan for winter last year changed quite significantly?

Jean-Cyril Spinetta

Yes. If we compare what was planned with what was achieved, it was not 3%, but actually 5%.

So your actual growth was 5%. Looking at your changes in the distribution process, you mentioned that you are going to try to drive more sales on to the Internet. I was wondering if you had any targets there. Also, can you confirm that that goes around the GDS systems? Will you be paying some sort of fee to Amadeus?

Pierre-Henri Gourgeon

We do not have precise figures of achievement through the Internet. We hope to increase our sales through the Internet. As you may know, the French consumer is unenthusiastic about using the Internet, probably because of the culture, and concerns over safety and using the credit card over the Internet, for example. Nevertheless, we have already seen a significant improvement. The question on whether it will go through GDS or not, will depend on whether it goes through a travel agent or through our own site. When it is on our site, we do not pay a booking fee to GDS, but use the cost of our internal booking system. This cost has nothing to do with GDS booking fees. The GDS booking fee includes the incentive paid to the travel agent and many other aspects connected to the relationship between GDS and travel agents. Therefore, for us, it is much, much slower, whether it is with the Internet, the call centre, the airport ticket, or things like that.

Going back to the question on anti-trust immunity in the US. Can you clarify what you are saying there? Can you coordinate fares out of Europe, on the US, and do that without any anti-trust immunity?

Pierre-Henri Gourgeon

Yes.

You do not think the Department of Justice will have a problem with that?

Pierre-Henri Gourgeon

The US authorities are only concerned with US market regulations. They do not care whether or not consumers in Europe are happy. This is the business of DG4, and DG4 will take care of it. They are only concerned with the prices on the US markets, and whether this will reduce competition or not. It will not reduce the competition if one accepts the idea that Northwest and Delta are strongly competing when they code-share on domestic activities. On transatlantic activities, they will also probably code-share, but they are still competing through separate pricing policies. That will be the same whether or not KLM and Air France are together.

14/19

I have three questions. On capacity, do you plan a similar 5% increase for summer next year?

Pierre-Henri Gourgeon

The plan-to-plan evolution will probably be 5% instead of 3% next summer. Compared with the exact realisation, the gap is also 2%. On a year-to-year basis, it will look like 7%. However, the planned activities are only 5%.

Second, your merger plans with KLM have provided assurances to the Dutch government and the unions essentially not to divert services from Amsterdam to Paris. Have you provided similar assurances to the French unions and the French government? For example, given the restructuring of KLM, it looks as though they are heading towards lower costs.

Jean-Cyril Spinetta

I understand your question, but, together, KLM and Air France operate 101 long-haul destinations out of Paris and Amsterdam. 31 are common destinations and 70 are specific. The problem is not on one destination. These destinations are New York, Chicago, Los Angeles, San Francisco, Toronto, Hong Kong, Tokyo, Osaka – the significant routes out of Europe to Asia or America. Who could imagine for a second that it would be possible to stop operation out of Amsterdam to New York, for example, and to concentrate everything in Paris? It is impossible to imagine that. How can you imagine that businessmen working in Amsterdam, Rotterdam, or Brussels would go to Paris to go to New York? It is stupid. If we did that, some people would go through Paris, but others would go through London or through Frankfurt or through Munich. It is of no interest to do that.

Instead, we have to try to plan a different schedule. For example, we were in Mexico last week. There is a daily flight out of Paris to Mexico, a daily flight out of Amsterdam to Mexico, and a daily flight out of Mexico to Paris with Aeromexico. In Mexico, we saw that our scheduled flights out of Amsterdam and Paris are more or less equivalent. Therefore, we would have one flight out of Paris in the morning, and one out of Amsterdam in the afternoon. Then we would be able to offer additional frequency to our different customers in Europe, by combining Aeromexico, KLM and Air France.

When I said that we are networked, I am convinced that our job is network management. We have to manage our network, not destinations, but the network. In order to reduce capacity and cut routes, we have to combine two very powerful networks – out of Amsterdam, out of Paris – as we did with Delta.

What is the gain with our American partners? It is not to say we will reduce capacity. We never imagined we would do that with Delta. Thanks to the alliance, we are able to increase our capacity and our market share on the North Atlantic routes. We will do the same with KLM.

Sometimes people think of our business as though we were an aircraft manufacturer. There is only one factory of KLM worldwide and this factory is Schiphol. Who could imagine that you could buy KLM and close Schiphol? It has been done by American Airlines when buying TWA and closing their plant. It is nonsense. We have to maintain and develop both Paris and Amsterdam.

In 2001, at the beginning of the year, I went to see the chairman of American Airlines. The main item on the table was the airline’s concern over Europe. We were in a situation where the main problem for all the chairmen of airlines was the airport constraints in Europe. We are not signing this deal with KLM in spite of the potential development at Schiphol, but thanks to the development of Schiphol. If we efficiently combine the development potential of Schiphol and of Paris it will be a winning combination.

I do not understand the Paris-Amsterdam split. For example, if you are outsourcing to various airlines out of Paris, could you have a situation where Air France-KLM crews and planes are operating on your behalf out of Paris? Would that make sense or not?

Jean-Cyril Spinetta

No I do not think so. Of course, assurances with the Dutch government and the equivalent for KLM, and guarantees for Paris and our employees, are to have something that is fair, in terms of development, between Amsterdam and Paris. The commitment we have is, although not precise, that the development of Paris will not be detrimental to Amsterdam and vice versa. It could be, for example, 2% in Paris and 4% in Amsterdam, or the opposite. The commitment we took together, which protects both equivalently, means there will not be, for example, a 10% drop in Amsterdam and a 10% increase in Paris. It is an obvious commitment though. It is what we have to do in order to be efficient and profitable.

We had a discussion with KLM on this point. If we must write a commitment then we would do it, in terms of assurance. However, it was not a problem. To say that we will maintain the brand of KLM

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was obvious. Brands are tangible assets. To kill the brand would have been totally stupid. We have to maintain brands like Air France and KLM and others in Europe because they are tangible economic assets. Therefore, all the commitments we took, in our view, were absolutely obvious. There were no tough negotiations over this point. It was clear and simple. It is our job to do this and act in this way.

Pierre-Henri Gourgeon

The competition in Europe is concentrated especially on other cities in the main hub. In each hub, the dominant airline carrier is strong enough. We are not really competing in Frankfurt with Lufthansa. However, we are competing in Hamburg, Hanover, Dusseldorf, and so on. In this competition, the point is to attract the high-yield customers with a better offer. We did that with the development of CDG (Charles de Gaulle), and the fact that CDG is offering many more possible connections. That helped us to significantly increase our market share.

We now intend to take another step and again increase our market share. We will offer a more attractive amount of possibilities to those high-yield passengers leaving the big hubs. They will not only get the connections through Frankfurt, for example, but the competition will be to see if a combined connection could fit their timescale better. This is normally what is most important for those passengers. We believe that in 90% of cases, our offer will be better than the competition. We will once again take another step and offer more competition for those passengers.

Jean-Cyril Spinetta

What is very difficult – but all the European airlines will have to do it one day – is to develop two hubs, when one of the hubs has not already reached critical size. It is very difficult. Lufthansa are doing it now, as you know, in Munich. You always have a choice to get an additional long-haul flight in Frankfurt or in Munich. When you are not at critical size, the economic choice is always in favour of Frankfurt. This is because when you add a new destination, frequency or route, in terms of connecting traffic, the efficiency makes it more profitable.

The situation between KLM and Air France is completely different. We already have two main European and worldwide hubs. We already have critical size. Therefore we would not take a flight from one place and put it in another. What is obvious is that even if it is very difficult to have a multi-hub strategy, it is what British Airways, Lufthansa and Air France will have to do in the future. It will be necessary for us to combine a multi-hub strategy as the American and Canadian airlines are doing.

The future of European airlines is obviously to go to a multi-hub strategy. You have a European single market of 400 million customers. You have national carriers. We have to go to a multi-hub strategy. This kind of problem may be difficult at the beginning, but it is one that all airlines will have to cope with in the future. It is the future of the European airline business, according to the European single market. In my view, it is absolutely obvious.

One of the assets we have is that we already have critical size. Therefore, it is relatively easy in terms of profitability and efficiency to decide to maintain or to combine or to change. It is a completely different situation to the one in Munich and Frankfurt, and the situation in terms of choice between Gatwick and Heathrow. That is a difficult situation because of this problem of critical size.

My third question is very straightforward, and less contentious. Philippe, you mentioned that you were capitalising maintenance. Was that a change in policy?

Philippe Calavia

It is in anticipation of the new international accounting standards concerning the overall heavy work on aircraft. Before last March, these charters were expensive, through the current charges of the period. According to this new rule, IAS16, which is quite different to the equivalent GAAP rule, you have to capitalise your heavy works and depreciate this capitalisation over the period between two major events – between two short visits for the engines, for example.

Pierre-Henri Gourgeon

It has been applied to the present fiscal year. You can see it in the table where it is written pro forma. It is pro forma in terms of this accounting rule.

Philippe Calavia

The pro forma takes into account the new rule because we did it at the end of the fiscal exercise.

On the combination of Air France-KLM, you have spoken about regulatory approvals regarding the issues with competition authorities. Can you give us any information on testing the nationality of KLM?

16/19

Have there been any talks with any bilateral partners?

Jean-Cyril Spinetta

We have no signs of any companies saying they have doubts concerning the nationality of KLM. We will wait and see.

A simple question now, but I doubt it will have a simple answer. What on earth happened in September?

Jean-Cyril Spinetta

The French economy is on a 0% growth trend. That is the situation. The question is, are we in depreciation or the opposite? It is a personal feeling, but I believe that what happened in France this summer, when 50,000 people died due to the weather conditions, was a debilitating position in France. For two months, and every day, everyone was speaking about the 50,000 people who died. The French economy seemed to be in a depression. The depression was understandable. It was a very strange situation.

September, especially in the French market, which is approximately 40% of our total turnover, was a very sluggish month. Now we see that October and November are better. Advance bookings are also very promising for December and January. We will see progressively what the real situation is.

I am optimistic about our capacity to maintain a stable year. As you know, we have said many times in our meetings that one of our main objectives after 11 September was to try to maintain a stable yield, excluding currency effects. We did it in 2001, 2002 and the first half of 2003. I see no reasons why, in the second half of 2003/4, we will not be able to maintain a stable yield as we have in the years before.

On the topic of yield and the future, you have talked about putting KLM and Air France together and growing the business, but what size, in terms of the number of passengers, do you think is the right size? In that context, where do you think the yields are going to be when you get to that right size?

Pierre-Henri Gourgeon

We do not expect to decrease the size. We will have an increase in offers and passengers on both Air France and KLM next year – a few percent growth on both sides. I cannot give you any more details. We do not normally rezone in terms of passenger numbers. We rezone on available seat-kilometre growth.

Jean-Cyril Spinetta

Our plan is 5%. I do not know exactly what KLM is planning for the next commerce season. We will have to exchange information on that. We will have to have a common strategy on this. However, today, it is not possible for us to coordinate our different views on the future, as I do not know what KLM is planning for next summer. Until we have the agreement from the authorities, it is up to KLM to decide.

I was concerned more with the medium-term, such as telling me if you thought Air France-KLM would carry 150 million passengers in five years’ time, or that they would have 60-70 million passengers.

Jean-Cyril Spinetta

We never give the number of passengers we have. Ryanair and easyJet speak in terms of passengers. When I was chairman of Air Inter, a domestic carrier in France, I was always speaking in terms of passengers. However, at Air France, I saw that this was irrelevant. We speak in terms of seat kilometres and not passengers.

Pierre-Henri Gourgeon

We intend to have growth and believe that our position on the commercial side will be attractive enough to increase our market share. If the market is growing at a certain percentage, we expect the airlines to grow at this amount, plus one or two percent.

Jean-Cyril Spinetta

We have no precise target figures. Air France has increased our market share among the European airlines from 13% in 1997 to 17% in 2002/3. It is at approximately 17% now. Other airlines decreased their market share. The target for Air France-KLM is to continue to improve our market share in

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Europe compared with the other European airlines. This is clear. Our goal is to increase our market share if it is profitable.

Pierre-Henri Gourgeon

The market share today of the combined group is in the range of 26-27%. You can take these figures and imagine that we will try, in the years to come, to increase the share.

Jean-Cyril Spinetta

However, we will only do so in a profitable way.

Gentlemen, you sounded a little upset at the criticism that had been levelled at the cost-savings you had identified. It was said that they were not as ambitious as some people in the analytical community had hoped. Why do you think this is? Is it just very easy for analysts to say, well, we will knock 10% off? Alternatively, are there some real obstructions to getting economies of scale to large businesses, and you will not actually get much greater economies by putting two already large businesses together? How do you think your perception today may change as your teams get together and look at this from the bottom up? Also, over what timescale do you think you will get a better feedback on the bottom-up numbers that may colour your perceptions regarding opportunity?

Pierre-Henri Gourgeon

When we see those remarks about the fact that €500 million in five years, for example, seems to be weak value, in terms of a cost base of €19 billion, our reaction is simply to say that the airline business does not control all the costs. There is a very significant part of our costs that nothing can be done about. We do not expect, from KLM joining Air France, to see a huge reduction in our aircrafts’ fuel consumption, or the price of our aircraft.

When you try to understand what can be acted on, this is not the €19 billion. You can take advantage of the increased commercial power and the fact that you are the largest cargo operator from now on and you can possibly lighten the passenger side. You can also give a commercial offer that may be more attractive, for example – instead of guaranteeing you can take any freight to anywhere worldwide in three days, you could do it in two days.

Once you have the commercial improvement, the savings are in IT. We will do as much as we can. When we presented our synergies, we showed the savings we would make in IT. However, IT is only a small part of our cost base. It is significant in absolute value, but small in percentage.

We will also save money by putting our Competence and Excellence Centre to better use. We will try to specialise more in certain aircrafts and certain engines. We will save money by combining the sales force in every company so that we have a common sales force. This will bring a reduction in staffing. All that is included in our plan.

When you look at the synergies created, they are all improvements in profit. It is not the same as the cost-saving plan, which shows our improvement in performance year-on-year. This is really a new profit. With this new profit, you normally consider what it brings in profitability, but profitability can only be found if you take the synergy effect to the capitalisation. This is the investment situation. It is connected to the market capitalisation. The market cap for the two airlines is €4 billion, and an improvement of €500 million in five years from now.

This is to try to explain our reaction. We do not believe that by bringing the two airlines together, 10% off your cost base savings will be reached. If that were the case, all the airlines would be trying to merge.

For example, easyJet and Go merged recently. Did that create a 10% increase in synergy in their cost base? No. That is because their cost base is out of their hands. It is down to aircraft fuel and things like that. The cost base under their control is very small.

Jean-Cyril Spinetta

I believe that we will see some savings in fleet investment rapidly, achieved by combining our networks. For example, Air France has a weak position in northern Europe, especially in Scandinavia where KLM is very strong, in terms of market share. On the opposite side, we have a very strong position in the south of Europe, especially in Italy, where KLM is very weak.

One can imagine that we will only maintain point-to-point traffic out of Orly and Roissy. As we have poor results, we have no significant connecting traffic. We also need to put connecting traffic only in Amsterdam out of Scandinavia. On the other hand, we will do the opposite in some cities, for example in the north of Italy, out of Turin or Genoa, where we have a strong position and where KLM is in a

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weak position. If we do that, we will have immediate significant savings in terms of investment on both fleets.

We also have some views on what could be possible on our long-haul networks. For example, where we have non-stop flights out of Paris with stops in Singapore or Bangkok. It could be imagined that some routes may be operated on the second leg only by KLM, and other routes only by Air France, with a better utilisation of aircraft, in terms of load factor and number of flying hours. This is because we will be reducing the non-stop operations both in Air France and KLM. That is a possible example of something we may consider with very significant and immediate savings. Of course, we must wait for the agreements that we hope to obtain from the European commission.

There are no further questions. Thank you very much.

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